Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
     This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
     This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC

CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
     SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
***
The following is a transcript of a conference call held on May 1, 2007 to discuss SIRIUS’ financial and operating results for the three months ended March 31, 2007.

FINAL TRANSCRIPT

Thomson StreetEvents℠

Event Date/Time: May. 01. 2007 / 8:00AM ET

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FINAL TRANSCRIPT
May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
CORPORATE PARTICIPANTS
Paul Blalock
Sirius Satellite Radio — SVP, IR
Mel Karmazin
Sirius Satellite Radio — CEO
Jim Meyer
Sirius Satellite Radio — President, Sales, Operations
Scott Greenstein
Sirius Satellite Radio — President, Entertainment, Sports
David Frear
Sirius Satellite Radio — CFO
CONFERENCE CALL PARTICIPANTS
Laraine Mancini
Merrill Lynch — Analyst
Lucas Binder
UBS — Analyst
Robert Peck
Bear Stearns — Analyst
Kit Spring
Stifel Nicolaus — Analyst
Eileen Furukawa
Citigroup — Analyst
David Bank
RBC Capital Markets — Analyst
PRESENTATION
Operator
Good day, everyone and welcome to the Sirius Satellite Radio first quarter 2007 financial and operating results conference call. Today’s conference is being recorded.
At this time, I would like to turn the conference over to Paul Blalock, Senior Vice President of Investor Relations. Mr. Blalock, please go ahead.
Paul Blalock - Sirius Satellite Radio — SVP, IR
Thanks, Peter. Good morning everyone and thank you for your participation. This morning, Mel Karmazin, our CEO; joined by Jim Meyer, President of Operations and Sales; and Scott Greenstein, President of Entertainment & Sports will review our first quarter 2007 operations and our outlook for 2007; David Frear, our Chief Financial Officer will then discuss our financial results and our guidance for 2007 as outlined in our press release this morning. At the conclusion of our prepared remarks, management will be glad to take your questions.
I would like to remind everyone certain statements made during this call might be forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These and all forward looking statements are based on

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May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
management’s current beefs and expectations and necessarily depend on assumptions, data, or methods that may be incorrect or imprecise. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. More information about these risks and uncertainties is contained in Sirius’s SEC filings. We caution listeners not to rely unduly on forward-looking statements and disclaim any intent or obligation to update them. I will now hand the call over to Mel Karmazin for his opening remarks.
Mel Karmazin - Sirius Satellite Radio — CEO
Thanks, Paul. Good morning and thank you all for joining us. 2007 is off to a great start for Sirius. Healthy subscriber growth of approximately 557,000, net additions in the first quarter drove a 61% increase in our ending subscriber base from last year. Sirius now has approximately 6.6 million subscribers and we are well on our way to meeting our 2007 outlook for more than 8 million subscribers at the end of the year. In Q1 alone, we added more than the double number of subscribers that we did in our first year of operation.
In the first quarter, Sirius added 66% of total Satellite Radio segment net additions, and in the retail segment, Sirius represented a 76% share. This is the sixth consecutive quarter where Sirius has attracted the majority of the Satellite Radio segment subscriber net additions. It is also interesting to note that in the first quarter of 2007, Sirius captured the majority of gross subscriber additions in this segment, making the second consecutive quarter marking second consecutive quarter for that milestone. Jim will take you through in more detail in a few minutes but I’d like to highlight our progress in the OEM channel.
During the last few weeks, numerous announcements have been made by our auto makers, including Lincoln, Mitsubishi, Audi, Land Rover, and MINI, making Sirius standard in additional models. Last week, Mercedes announced that Sirius is targeted to be installed in 80% of their auto penetration this year, and 90% of their auto production next year and more than 90% in 2009. These recent announcements dramatically exceed previously established installation targets and in my view, represent a very positive signal for our continued growth.
Overall, our exclusive OEM partners are dramatically ramping the number of vehicles in which Sirius service is included. Just two years ago, in 2005, our exclusive partners included Sirius in roughly 10% of their vehicle production. Last year, in 2006, Sirius was included in 23% of their total vehicle production, and in 2007, we expect to be included in approximately 34% of production. So you can easily see how important the recent announcements like Mercedes will be for the future.
On the retail front, Sirius captured a remarkable 76% of the Satellite Radio segment retail subscriber additions during the first quarter of 2007. This is the highest share in our history. On the programming front, we continue to cost effectively add compelling new programming. Scott will take you through the highlights in a few moments, but obviously we are very pleased with the response we are seeing from new initiatives such as NASCAR, the recently launched Sinatra channel, and the upcoming launch of the Jamie Foxx channel. On the financial front, first quarter results clearly demonstrate that Sirius is scaling the business, managing our costs, and accomplishing our goals with more than 200 million in first quarter revenue, we are well positioned to approach the 1 billion in revenue this year. We are the fastest growing radio company in the United States.
It is also apparent want that we are focused on controlling costs. On a line by line basis, our income statement is scaling and costs are decreasing as a percentage of revenue. SAC improved and is on track for our full year guidance of $95. Overall churn was 2.3% in the middle of the range we expect for the full year of 2.2 to 2.4%. Sirius reported a 68% improvement in our reported net loss from last year, reflecting a $0.10 loss this year versus last year’s $0.33 loss, as stock based compensation declined 91% from last year.
Overall, Sirius had a solid first quarter. It is important to note that demand for Sirius continues to be strong and our financial performance is on track and we are executing very well on our business plan. Jim?

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May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
Thanks, Mel. First quarter 2007 was very successful for Sirius. Our goal for 2007 was to maintain our leadership position and Sirius accomplished that goal capturing 66% total Satellite Radio segment share. We added 988,000 gross subscriber additions in the first quarter, up slightly from total gross additions last year. First quarter 2007 net additions of 556,000 were comprised of approximately 365,000, net additions from our OEM partners and approximately 193,000 after market net additions. Churn was 2.3% for the quarter, consistent with our guidance for full year churn at 2.2 to 2.4%.
Turning first to the after market sector. The 193,000 net additions for the first quarter are clearly below last year’s strong momentum resulting from the arrival of Howard Stern. However, Sirius share of the Satellite Radio after market segment was 76%, the highest in our history. In the first quarter, we achieved our objectives in the after market, and I am particularly pleased with our share improvements and non-NPD reporting segments. I believe overall industry growth in the aftermarket segment will continue to run at approximately 4 million gross additions for 2007. We are very focused on this channel of distribution and continue to work with our aftermarket partners to achieve our share and growth objectives.
Now, let’s turn to the OEM world. In the first quarter, Sirius added 365,000 OEM net additions, capturing 62% of total OEM net addition share, the highest results in our history. As the numbers attest, during the first quarter, Sirius in conjunction with our OEM partners, executed very well on all fronts. Much of the first quarter success can be attributed to pull for end-users as evidenced by those partners marketing Sirius as a free flow option.
The great news is that penetration rates for Sirius are exceeding initial projections and strong customer and dealer demand for the Sirius option is driving these high penetration rates. We believe that these results speak volumes about a exciting, evolving strategy with our OEM partners through our programming, promotion, and technology, Sirius is becoming a key marketing influencer to the vehicle buyer. The penetration rates referenced earlier by Mel demonstrate this, and the aggressive deployment of standard equipment programs also bear this out.
In the past few weeks, Sirius made five new standard equipment programming announcements, including Audi, with six models and Lincoln which is now including Sirius as standard equipment in all 2008 model year Satellite ready vehicles. In addition, Mercedes Benz which not only increased the number of vehicles offering Sirius as standard but also is now targeting penetration rates across-the-board that will grow from 80 to over 90% in 2009. Our automotive partners are confidently stepping up their rollout of Sirius with packaging and promotional strategies up to and including lifetime subscription offerings as evidenced by our MINI announcement. We are pleased to announce that starting today, Mercury will embark on a two month national promotion prominently featuring Sirius in their models with a paid three year subscription.
As with last year’s very successful Mercury promotion, Mercury will back this program with extensive national and local TV advertising along with print and electronic media support. We’re excited to be partnered with Mercury again on this integrated campaign. Overall in 2007, Ford expects to more than double the number of vehicles shipped with factory installed Sirius radio from the nearly 600,000 that have already been shipped to date. On the technology front, Sirius made headlines with our collaborative back seat TV press announcement with the Chrysler Group. The first ever live in-vehicle TV network will launch this summer with 2008 model year Chrysler, Dodge, and Jeep vehicles. Nickelodeon, Disney Channel, and Cartoon Network, the biggest names in family TV will enable us to deliver three live channels directly to the vehicle. Back seat TV will further enhance the already exceptional Sirius entertainment experience with Chrysler Group vehicles.
Through Sirius, our automotive partners are able to differentiate their vehicles and create unique marketing messages by creating new offerings which make it clear that Sirius continues to become more important to both the customer and the OEM partners dealers. During the quarter, Sirius also launched realtime traffic with the Chrysler Group. Along with back seat TV, these emerging programs continue to position Sirius as a compelling value proposition.
In conclusion, I’d like to make a few closing comments. First quarter demand has been on plan, and is consistent with our guidance of ending 2007 with over 8 million subscribers. I expect year-over-year variances in the aftermarket segment to

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May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
continue to improve and I am optimistic that the important Father’s Day period will be good. In addition, we remain committed to a multiple channel distribution strategy incorporating both the aftermarket and OEM segments, success in both is critical for achieving our growth objectives. Now, let me turn it over to Scott.
Scott Greenstein - Sirius Satellite Radio — President, Entertainment, Sports
Thanks, Jim. Beyond the business news articles in the first quarter, one story remained the same in entertainment, media, and mainstream news. Sirius reinforced its position as the programming leader in all of radio by delivering new personalities, innovative channels, and original shows, making clear why Sirius is the best radio on radio or as we are sometimes referred to as leading provider of audio entertainment. Competition across the audio entertainment landscape continues to increase and we are driven every day to deliver fresh, compelling programming that is exclusive and definitive, appeals to the many niches of our diverse leadership, diverse listenership and captures the imagination of a nation of listeners. We’ve added new programming and we strengthen our existing line up. Some highlights—We are cementing our role as the leader in Sports Programming. As part of our exclusive NFL relationship, Sirius broadcast ten game calls of the Super Bowl in seven languages. As part of its newly commenced NASCAR deal, Sirius NASCAR Radio is the best place for 24-7 NASCAR coverage, including every race being featured on Sirius, ten race day driver crew channels where you can hear each of the drivers and the race simultaneously, Tony Stewart live, and the Juan Pablo Montoya report. We carried every game at the NCAA men’s division one basketball championship and the women’s final four. With our unrivaled coverage of the NFL and NASCAR not to mention the NBA and the NCAA, we single handedly provide sports fans with the best sports product available for their audio listening needs.
In music, we launched an exclusive channel with Frank Sinatra Enterprises, Siriusly Sinatra, co-created with the Chairman of the Board and featuring a weekly show hosted by Frank himself through the benefits of our technology as well as Nancy Sinatra’s weekly show to complement her dad’s efforts. We also launched two new commercial free music channels, a Punk rock channel and Lithium, a 90s alternative channel, all have been critically well received. All of our music channels continue to be 100% commercial free.
In talk, Howard Stern celebrated his first year on Satellite Radio. Barbara Walters launched her live call-in show to complement having the broadcast rights to her extensive library of interviews on Sirius and we look forward as Mel mentioned to the debut this Spring of our newest comedy channel, the Foxxhole presented by Jamie Foxx. We renewed our programming deal with NPR broadcasting two channels of the best in Public Radio. We added CNN to our over 80 channels we offered to Sirius Internet Radio subscribers and with our many storied hosts ranging from Howard Stern to Barbara Walters and many in between, we provide every one of our 12 million listeners with their ideal radio companion.
The audio entertainment world continues to grow every day , but we have every confidence that our great content, original programming, and collection of branded assets will continue to make Sirius the best listening experience anywhere and the brand synonymous with that attribute on whatever platform Sirius appears.
In the marketing area, we treat marketing as the public representation of our programs unrivaled quality and breadth. Our marketing remains preeminently important. We have an efficient, effective and far reaching campaign to launch for Father’s Day and into Q2 that allows us to receive and give out general brand awareness and to highlight specific attributes of our exclusive content. In addition, we have planned certain marketing directed to niches including NASCAR Marketing as we continue what we successfully started in the first quarter with Nascar and other specific marketing that targets untapped audiences, corresponding with unique Sirius programming. Complementing such marketing efforts in a cost effective manner is our nationwide Public Relations outreach which generates hundreds of millions of media impressions across outlets that range from sports and music to talk and entertainment. Public relations has the been from the beginning and continues to be a factor on its own and an efficient substitute for marketing dollars. This is in addition to the extensive Mercury campaign Jim referred to earlier.

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May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
In conclusion, the best radio on radio is much more than a marketing statement for us. It was born from our programming and our desire to never stop giving listeners the best audio entertainment experience available today. Better than free radio, better than Internet radio, Sirius Satellite Radio is the audio entertainment content leader. Thanks. I’ll turn it over to David.
David Frear - Sirius Satellite Radio — CFO
Thanks, Scott. As in prior calls my comments will follow the condensed operating statement in our press release, which excludes the effect of stock based compensation expenses in the individual line items. This quarter, we’ve added a new line item to the P&L, revenue share and royalties. This should make it easier to look at variable versus fixed costs and see the very rapid progress that we are making. The first quarter put us solidly on track to achieving our goals for 2007 with the Company adding a very strong 556,490 subscribers, significantly above consensus estimates. Total churn which includes self-paid churn as well as non-conversions of bundled subs was 2.3% in the first quarter, right in the middle of our guidance range for the year of 2.2 to 2.4%. The uptick versus last year is primarily attributable to the increase in our OEM subscriber mix.
Our operating results are very clearly scaling. Total revenue in the first quarter was up 61% to $204 million in the annualized revenue run rate that is now in excess of $800 million. Our contribution margin which is revenue less customer service and billing expenses as well as revenue share in royalties and cost of equipment continues to exceed 70% of revenue. Our fixed costs, excluding the non-cash items of depreciation and stock compensation in the quarter were up only 9% compared to a 61% growth in revenue. As a result, $0.60 of every $1 increase in revenue turned into an improvement in pre-SAC EBITDA which was positive $19 million for the quarter.
As mentioned earlier on the call, SAC per gross ad continues to improve at $104, 8% better than the year ago quarter and keeping us on track for full year SAC guidance of $95 per growth ad. The decline in SAC per growth ad led to a 10% improvement in subscriber acquisition cost despite the increase over last year in total gross ads to 988,000. Adding it all up, our first quarter adjusted loss from operations improved by $53 million on $77 million of increased revenue. That is $0.68 of improved EBITDA for every $1 of incremental revenue.
On the non-cash side, stock comp fell 91% versus the year ago quarter as we continue to move away from historical contracts and significant equity components and all of this drove the 70% improvement that you saw in net loss per share. Our free cash flow loss for the quarter improved by nearly $20 million year-over-year and we ended the quarter with roughly $264 million in cash, cash equivalents, and marketable securities, in addition to our restricted investments.
To conclude, the first quarter was another milestone period for Sirius, as we added a strong number of net new subs in a cost effective manner continuing to enhance the best radio on radio and made significant strides in furthering our OEM development. As disclosed in the press release, we are reiterating all of our guidance for 2007 including revenue approaching $1 billion for the year, ending subscribers of over 8 million, average monthly churn of approximately 2.2 to 2.4% and SAC per growth ad of approximately $95 and with that let me turn it back to Mel.
Mel Karmazin - Sirius Satellite Radio — CEO
Thanks, David. I’d like to address a couple of additional areas. I’ve recently received questions about our pricing, so I’d like to take this opportunity to comment on that. Sirius has kept its monthly price at $12.95 since inception. As we have said in the past, we have added enormous amounts of premium content including Howard Stern, the NFL, NASCAR and we have not increased price. I have also said in the past that we believe we offer a premium product over XM and that we can justify a higher price than we currently charge if we were only looking at XM. However, we are competing against alternatives that are effectively priced at free. Even though our content justifies a higher price, our focus is on growing Satellite Radio vis-a-vis terrestrial radio, Internet radio, iPods, content over mobile phones, and other alternatives for audio entertainment. Right now, we have a relatively small number of people subscribing to Satellite Radio, and we want that number to grow huge, and the way to do so is by providing great content at a good price.

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May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
To look at it another way, if we do not have enough subscribers at $12.95, how will we get them at $14.95 or higher? Now, what I’d like to do is take a few moments to discuss our pending merger with XM. As you know, there has been considerable debate in Congress regarding this transaction. A number of leading voices from both the House and the Senate have opined on the merger. We are pleased that a number of these leaders have expressed confidence that competition will be preserved in the audio entertainment marketplace following the merger of our companies. Even though the FCC comment period hasn’t yet begun, we expect to receive endorsements from a number of prominent organizations, many of which we expect to file Letters of Support with the FCC. From the beginning, we understood that this process would be extensive. We also expected that, like any merger, we would have to demonstrate the benefit of our combination to different constituencies. We were prepared to do that from day one and we are actively engaged in the process. From our perspective, that process is moving forward in line with our expectation.
To recap some of the important steps we’ve already taken, on March 13, we filed our HartScottRodino application with the DOJ. On April 12, we received a second request for additional information which was expected. We filed our merger application with the FCC on March 20. We anticipate that the Commission will issue a public notice in the near future that sets a schedule to comment on the merger. Once the Commission issues a public notice, it will trigger a comment period followed by a reply period, and as you know , we have testified before Congress on four occasions. All of these milestones are merely steps in an ongoing process and as that process moves forward, we will continue to illustrate the many benefits this merger provides, including better prices and more choices for consumers.
In an increasingly competitive audio entertainment environment, this transaction will strengthen Satellite Radio’s position within the marketplace while maintaining robust competition in the audio entertainment market. The bottom line is this—the merger of Sirius and XM is good for consumers, good for shareholders, and good for the audio entertainment industry as a whole. We remain confident that the regulatory authorities will carefully weigh the merits of the transaction and that we will be able to close the transaction by the end of the year.
Let me end by saying that Sirius has a very solid business model and from our operating performance, you could see we are executing almost flawlessly on it. Not just for the first quarter of ‘07 but for the last few years. Sirius will continue to focus on our execution and you should expect that we will execute very well. Thank you for joining us this morning, and now we are ready to take your questions.
QUESTIONS AND ANSWERS
Operator
Thank you. (OPERATOR INSTRUCTIONS) We’ll go first to Laraine Mancini, Merrill Lynch.
Laraine Mancini - Merrill Lynch — Analyst
Two questions for you. First of all, your competitors suggested they regain some retail market share later in the quarter so can you discuss what your full year expectation is? Do you think they will regain some share over time or would you expect to stay where you are now? And second maybe Mel you can comment, radio add sales market has been pretty weak in terrestrial radio. Your 1Q number was actually lower than last years. Do you still think there’s acceleration in the ad model or do you need to get more subscribers before you get there?
Mel Karmazin - Sirius Satellite Radio — CEO
Yes, so we’re really happy with where our market share is. Obviously in the first quarter, we had 76% of the net ads and that’s a awesome number that we’re fighting every day to maximize our share as long as it’s profitable and as long as long as it’s with

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May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
intelligent pricing and that we continue to believe that we are going to be the dominant brand at retail for all of this year. There may be months where our shares will fluctuate, but we fully expect to have the majority of the shares at retail.
On the ad sales side, first let me say that our first quarter was lower than last year predominantly for one reason. Howard Stern, as you know, is responsible for a significant amount of our ad revenue. Last year, he started. We had a number of charter advertisers that were there who wanted to be part of him signing on. In addition, Howard’s work schedule last year consisted of him not taking any vacation in the first quarter and him working virtually every Friday which was not something he needed to do with his contract and we reaped the benefits of having more revenues in his show because he did more shows.
I could tell you that for the year, for 2007, we are currently pacing slightly over 20% higher than we were pacing last year, and we fully expect that our advertising revenue would accelerate. We wish that terrestrial radio was doing better because obviously we’re competing for many of those same advertisers. We’re finding ourselves having to do more and more new Business Development in the radio national advertising front because we’re not seeing that the other companies who are in that space are doing it, but we’re very optimistic about that second stream of revenue. We would like it to be higher and we’re convinced that as the year goes on your going to see significant improvements in that number.
Laraine Mancini - Merrill Lynch — Analyst
Great. And just one clarification on the retail. I think Jim said that you guys expect the whole retail market for Satellite Radio to be about 4 million subs this year, so would you think that you could get 60 to 70% of those numbers?
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
Well, I want to be clear here, when I say that I mean the aftermarket which is far more than just the retail segment as you know it includes direct-to-consumer and all the non-NPD reporting as well as special markets. I think that our goal is to be the market leader. I don’t think I have a comment on what our specific objective would be.
Mel Karmazin - Sirius Satellite Radio — CEO
And we basically have given you guidance and the guidance is that we’re going to increase our number of subs at year-end to over 8 million and that’s going to be accomplished by us being the market leader in retail and by continuing to do the kind of job we’re doing on OEM execution.
Laraine Mancini - Merrill Lynch — Analyst
Great. Thank you.
Operator
We’ll go next to Lucas Binder, UBS.
Lucas Binder - UBS — Analyst
Good morning. Can you hear me okay?

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May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
Mel Karmazin - Sirius Satellite Radio — CEO
Yes.
Lucas Binder - UBS — Analyst
So just a couple of quick questions. Can you talk a little bit about on the churn side, obviously within your guidance, what are some of the things you’re doing to ensure that stabilizes here and address basically the turnover and some of the OEM contracts try and make sure that you’re very active with churn and then one question on ARPU. Excluding the rebates and the Hertz impact, what’s causing the year-over-year decline? Is it penetration of family plans so you have longer life customers? Can you talk a little bit about that as well?
David Frear - Sirius Satellite Radio — CFO
So, okay, this is David, on the ARPU side, family plans, are bringing, you did say, you did ask it exclusive of the ad revenue component, is that right, Lucas?
Lucas Binder - UBS — Analyst
Correct.
David Frear - Sirius Satellite Radio — CFO
Okay, so the growing amount of multi-receiver subscriptions is going to be bringing it down and that would be the principle reason for it. On the churn side, we do manage the churn from the, in terms of conversions, and self pay, we have people that are dedicated to doing those things separately on the self-pay side, we continue to just try and put best practices in place. There’s a lot of contact with the customers either from an engagement perspective with the kinds of communications that go to them about what’s on the air as well as calls to the call center and so it’s a lot of fundamental blocking and tackling.
We’ve made investments in people and systems through aid and analytics to see what are the — what can we predict about churn behavior. Are there in fact statistical tendencies within the group that will help us understand who is more likely to churn and then we develop initiatives to go after those groups which have a higher propensity to churn and see if we can’t in fact prevent that.
And then on the OEM side, it’s a 2-pronged attack. You have to come at it from both the front end as well as the back end that at the point-of-sale, at the time they’re buying the car, you really want to focus on execution at the dealer in terms of what are they being told about Satellite Radio? Are they getting a demonstration? Are they hearing the radio, seeing how it works in their car? Is the program and tremendous variety and quality of the programming being explained to them that there’s no better time to make that sale than when the customer is right there before the car rolls over the curb. We do know that the better the demonstration at the dealer, the more likely it is that the car buyer is likely to become a converted subscriber, and then on the back end, it’s working through our automotive partners in terms of of how many times we are able to reach out and touch that customer. As you know these days, there are a lot of issues with respect to proactively reaching out and selling to customers. So the OEM’s have to monitor how often they touch the customer. We have to monitor how often we do and so we work in very close connection with our automotive partners to optimize the communication streams with those subscribers.

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FINAL TRANSCRIPT
May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
Mel Karmazin - Sirius Satellite Radio — CEO
And I think the secret sauce, for us with churn is our programming, and our content and our brand and I think that that contributes to us having a leading position in the churn area.
Lucas Binder - UBS — Analyst
Okay, great. Thank you very much, guys.
Operator
We’ll go next to Robert Peck, Bear Stearns.
Robert Peck - Bear Stearns — Analyst
Yes, hi, David I was wondering if you could clarify two things for us. One is could you tell us what the OEM conversion rate is or maybe the percent of people that when they come off their year contract how many are sticking around? And number two, could you also comment on the impact you saw from NASCAR and then after that, Mel, if you wouldn’t mind commenting a little bit on, A, do you reiterate your guidance for 2010 of 3 billion of revenue and 1 billion of free cash flow? And I know you gave that guidance about it a year or so ago and the laws for change stipulate a tougher retail market. Can you talk to us about what gives you confidence in those estimates? Thanks.
David Frear - Sirius Satellite Radio — CFO
Okay, so on the OEM conversion rate, Bob, as you said many times before, that that’s not something that we’re going to come out and discuss. We view it as an isolated statistic and it is something that we follow in managing the business but the guidance we’re providing you is total subscribers, total revenues, and most importantly free cash flow. I think that in order to make the conversion rate actionable we start having to actually blowout the rest of the statistics in the business including the SAC per gross ad by the individual channels and in the gross ads by the individual channels and I think it’s a level of detail that we just don’t feel is appropriate to go to, so I don’t have anything further to say about the OEM conversion rate.
Mel Karmazin - Sirius Satellite Radio — CEO
Regarding the effect of NASCAR, I think if you take a look at our 76% net ads in the first quarter and our very strong position relative to our competitor, I think you can see that we think that our content including NASCAR contributed to it. Anecdotally, we’ve seen at a number of races in those particular markets that the Sirius product had been sold out in many retail stores, when we had a team of people down there, so we think that unlike a Howard where he started on January 9, everybody was signing up on that day. In the case of NASCAR we think that we’re going to see that growth go throughout the year as the races go from city to city and from different locations, so we think that NASCAR was a very good, very strong programming investment to us that again is contributing not only toward our brand but toward our market share, and I think that on guidance, since we announced the merger, I think the only guidance that we’re going to give is the guidance that we have given you but I can tell you that fundamentally, my viewpoint is that nothing has changed in my outlook on how I see the Company longer term.
David Frear - Sirius Satellite Radio — CFO
Bob, just one more thing on the conversion rate which I should have mentioned. Unlike our competitor, we have, our auto makers have many different go to market strategies in terms of what’s bundled in with the car, and so we’ve got Chrysler at a year, we’ve got Ford at six months. We’ve got Mercedes at a year, we’ve got new guys coming on with different programs next

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FINAL TRANSCRIPT
May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
year, and so it would be very difficult to give you a conversion rate that you could actually apply to something. It’s got to be applied to the subscriptions that are coming up for renewal and in order for the statistic to be useful for you, we would actually have to give you a forecast of what’s coming up for renewal and I just think that it kind of gets us into a level of detail that isn’t helpful.
Robert Peck - Bear Stearns — Analyst
Thanks, David.
Operator
We’ll take our next question from VJ Jayant, Lehman Brothers.
Unidentified Participant — Analyst
Hi, this is (Inaudible) for VJ. A couple of quick questions. First of all, can you tell us what percentage of your subscriber base now takes the family package and do you have any plans to change pricing on the family plan?
Mel Karmazin - Sirius Satellite Radio — CEO
I’m sorry, takes the daily package?
Unidentified Participant — Analyst
Takes the family package.
Mel Karmazin - Sirius Satellite Radio — CEO
Oh. About 16%. You mean the multi-receiver plan, right?
Unidentified Participant — Analyst
Yes.
Mel Karmazin - Sirius Satellite Radio — CEO
Okay, yes, 16%.
Unidentified Participant — Analyst
And do you have any plans to change pricing on that plan?
Mel Karmazin - Sirius Satellite Radio — CEO
We have not announced any, I think my comment on pricing stands that I made at the beginning of the call.

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FINAL TRANSCRIPT
May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
Unidentified Participant - — Analyst
Okay, thank you.
Operator
We’ll go next to Kit Spring, Stifel Nicolaus.
Kit Spring - Stifel Nicolaus — Analyst
Can you talk about what your conversion rates are between the higher end cars and lower end cars and kind of where you think you need to be for a subscriber to deliver an appropriate ROI as far as subsidizing a radio and a new car? Thanks.
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
Well, we found honestly the statistics are a little bit of a random walk, but so I wouldn’t say there’s anything strongly correlative about the different levels, but if you go to opposite ends of the spectrum, I think you’ll find the very high priced vehicles have stronger conversion rates than the very low priced vehicles, but other than that, directional statement, I don’t think there’s anything, any strong really correlative trend, you’re not going to find it linear along the way. What was the second part of your question, Kit?
Kit Spring - Stifel Nicolaus — Analyst
What conversion rate do you need for it to make sense to put it in a car? Is it 30? Is it 50, 40?
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
Well, let me come at it from this perspective. We think that all of the OEM agreements we have are going to add a significant amount of value to the business that there isn’t anything that we’re seeing in the conversion rate trends either at XM or within our own business that would indicate anything other than the fact that OEM is going to provide a significant upside for shareholders.
Kit Spring - Stifel Nicolaus — Analyst
And then did you give the self-paying churn number?
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
Oh, we didn’t. There’s really no change in it, Kit. It is tracking in the first quarter kind of exactly consistent with the past, and so we’ve had a long time here with kind of self-pay churn moving into very tight range and so there really isn’t anything new to say about that.
Kit Spring - Stifel Nicolaus — Analyst
Okay, thank you. Good quarter.

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FINAL TRANSCRIPT
May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
Thank you.
Operator
We’ll go next to Eileen Furukawa, Citigroup.
Eileen Furukawa - Citigroup — Analyst
On your few royalty line it looks like it’s about 13% of revenue. Is that the same percentage of revenue you saw for this line item in ‘06 and is that where you expect it to stay around and is this all music royalty payment? And then also within your first quarter results, what would you attribute, how much would you attribute to merger costs and where do these costs show up in G&A and self-marketing and where do you think they are going to go forward? And my last question is on Mercedes, in your discussions with them about the new penetration amounts, what was the real primary reason for them in your mind to increase penetration rates so high? Was it that they were just seeing higher than they expected conversion rates or was there something else?
Mel Karmazin - Sirius Satellite Radio — CEO
Jim, why don’t you start with the Mercedes?
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
So on the Mercedes conversation, I think it was pretty clear that they value the Sirius experience as part of their new car sale, and I think it’s exactly what you said. I think their customers are finding it part, a part of the buying experience, and so I’m really pleased with the way the Mercedes relationship ended up and I think it’s going to be very good for us.
David Frear - Sirius Satellite Radio — CFO
On the revenue shared royalties, Eileen, it was 11% the first quarter, year ago versus the 13% in this quarter, up a little bit for OEM mix, up a little bit for the webcast or decision where there was an increase in royalties for the streaming side of the business, and then we’ve got accruals in there for the new agreements that get decided later this year. On merger costs, for us, they are actually in the balance sheet that are working through the details but we think from an accounting perspective that Sirius will be viewed as the a acquiror and therefore, we would be capitalizing merger costs that was about $5 million for the quarter.
Eileen Furukawa - Citigroup — Analyst
And so on the royalty, even after the negotiation, you think 13% of revenue is probably a good estimate of where you’re going to be at given the accruals that you talked about?
David Frear - Sirius Satellite Radio — CFO
So the revenue share and royalties line which also includes residuals that are paid to retailers is all of those elements are in the 13% number for the first quarter.

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FINAL TRANSCRIPT
May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
Eileen Furukawa - Citigroup — Analyst
Do you expect it to trend like that going forward?
David Frear - Sirius Satellite Radio — CFO
Well, I think that as the OEM business gets to be a bigger and bigger part of the business that that’s likely to move up a little bit.
Eileen Furukawa - Citigroup — Analyst
Okay, thanks a lot.
Operator
We’ll go next to Tom Egan, Oppenheimer.
Unidentified Participant - — Analyst
Hi, this is actually Dorothy for Tom. He wanted to know, at what retail, at retail what devices did you see, if any, stood out in terms of sales, so in particular, have you heard anything from retailers regarding consumer interest in the categories specifically and if you have any new products that may be launching into Summer?
Mel Karmazin - Sirius Satellite Radio — CEO
Well, our industry leading number one and number two selling devices are clearly in the 79 to $149 range. Those are the two leading models, so it’s certainly not the lowest priced and I think it’s fair to say I’m a little disappointed in the growth of the wearable products. That hasn’t grown quite as fast as I would have expected and the products at around $99 have grown a little faster than what I expected, so that’s where the volume is and how things are going. We don’t have any comment right now on new products. You can clearly expect some, but just we’re not going to comment about them right now.
Unidentified Participant - — Analyst
Fair enough. Thanks.
Operator
We’ll go next to David Bank, RBC Capital Markets.
David Bank - RBC Capital Markets — Analyst
Thanks good morning. Just a quick follow-up on some of the details you gave on the OEM penetration ramp. Thanks very much for the clarity there, the kind of 10 going to 23 going to 34. Are those penetrations kind of manufacture production weighted or what’s behind that penetration number? Can you give a little bit more clarity?

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FINAL TRANSCRIPT
May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
Sure. At the end of the day, what those numbers will represent is our penetration of the vehicles that those manufacturers build that are capable of accepting Satellite Radio.
David Bank - RBC Capital Markets — Analyst
So on a blended basis for 2007, everyone will have about a 34% penetration?
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
No. Some are much higher and some are slightly lower. Remember also we’ve just launched our Audi VW deal and we’re still figuring out, we’re so early on that, they are just in a ramp up of penetration right now.
David Bank - RBC Capital Markets — Analyst
Can you give a sense of kind of Ford/Chrysler penetration for 2007 targets?
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
Well, I think we gave penetration for Chrysler on our last call and that was that we expect the penetration to be over 40%.
David Bank - RBC Capital Markets — Analyst
Okay.
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
And I’m very pleased with how we’re doing at Chrysler and I have to tell you, the quarter we were extremely pleased with where we ended up with Ford. I don’t intend to give the specific number right now, and can’t without their permission.
David Bank - RBC Capital Markets — Analyst
Okay. Thanks, guys.
Operator
And this does conclude today’s question and answer session. At this time I would like to turn the call back over to Mr. Karmazin for any additional or closing remarks.
Mel Karmazin - Sirius Satellite Radio — CEO
We have no more remarks. Thank you all for joining us.

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FINAL TRANSCRIPT
May. 01. 2007 / 8:00AM, SIRI — Q1 2007 Sirius Satellite Radio Earnings Conference Call
Jim Meyer - Sirius Satellite Radio — President, Sales, Operations
Bye-bye.
Operator
This does conclude today’s conference. Thank you for your participation.
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